UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Allego N.V.

(Name of Subject Company (Issuer))

Madeleine Charging B.V.

(Offeror)

Meridiam SAS

(Manager of Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Emmanuel Rotat

Meridiam SAS

4 place de l’Opera 75002

Paris, France

+33 1 53 34 96 96

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Ingles, Esq. Allen Overy Shearman Sterling LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Olivier Valk Allen Overy Shearman Sterling LLP Apollolaan 15, 1077 AB Amsterdam, Netherlands +31 20 674 1445

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	Madeleine Charging B.V.
Meridiam SAS
Form or Registration No.:	Schedule TO-T	Date Filed:	July 3, 2024

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) relates to the cash tender offer by Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”), to purchase all of the issued and outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively, the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (the “Company” or “Allego”) that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash, upon the terms, and subject to the conditions, set forth in the offer to purchase dated July 3, 2024 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal for Shares (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, each as amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024 (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment No. 2.

Items 1 through 13.

The Offer to Purchase and Items 1 through 13 of the Schedule TO, to the extent such Items 1 through 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph thereto:

“The Offer expired as scheduled at one minute after 11:59 p.m. (New York City time), on July 31, 2024. The Depositary has advised Purchaser and Parent that as of the Expiration Time, 38,718,988 Shares, representing in the aggregate approximately 14.2% of the Company’s issued and outstanding Shares as of July 3, 2024, were properly tendered and not validly withdrawn in the Offer. All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer, at a purchase price of USD 1.70 per Share. As a result of the Offer, the shareholding of Purchaser and Parent (including affiliates and related parties) in the Company will increase to 236,556,055 Shares, representing approximately 86.6% of the Company’s outstanding Shares.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Jointly Authorized Director A

Madeleine Charging B.V.

By: Opera Charging B.V., its sole authorized director

By:	/s/ Johannes Hendrikus Maria Duijndam
Name: Johannes Hendrikus Maria Duijndam
Title: Jointly Authorized Director B

Meridiam SAS

By:	/s/ Emmanuel Rotat
Name: Emmanuel Rotat
Title: Executive Director

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